Chesapeake Energy Corporation

6100 North Western Avenue

Oklahoma City, Oklahoma 73118

November 12, 2021

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	Chesapeake Energy Corporation Registration Statement on Form S-3 (Registration No. 333-260833)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 10, 2021, in which we requested acceleration of the effective date of our Registration Statement on Form S-3 (File No. 333-260833) (the “Registration Statement”), to 1:00 p.m., Washington, D.C. time, on November 12, 2021, or as soon as practicable thereafter. We are no longer requesting that such Registration Statement be declared effective, and we hereby formally withdraw our request for acceleration of the effective date.

Thank you for your assistance in this matter.

Very truly yours,

Chesapeake Energy Corporation

By:	/s/ J. David Hershberger
J. David Hershberger
Corporate Governance and Securities Counsel

CC:	William N. Finnegan IV, Latham & Watkins LLP
Kevin M. Richardson, Latham & Watkins LLP